Majority of Canadians Want Carney Government to Catch Up on Cannabis Policy

Three in five Canadians say it’s time legal cannabis industry was treated as an economic opportunity
TORONTO – OCTOBER 29, 2025 – Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), Canada’s largest cannabis company by market share, today released new national polling figures, conducted on its behalf by Abacus Data showing that a clear majority of Canadians want Ottawa to modernize its approach to the legal cannabis sector.
Nearly six in ten Canadians (59%) believe the federal government should do more to support jobs and innovation in the sector, while an equal number (59%) see the legal cannabis industry as an important part of the Canadian economy.
“Canadians are ready for the legal cannabis sector to become a pillar of our economic growth strategy,” said Beena Goldenberg, CEO of Organigram Global. “There’s a clear public mandate for government to modernize how cannabis is treated. Not just as a regulated product, but as a key Canadian industry with room to innovate in areas like beverages, edibles, and wellness”.
The poll also found that Canadians want Ottawa to apply a stronger economic lens to cannabis policy, one that recognizes the sector’s role in job creation, innovation, and growth. When asked which areas should be prioritized, respondents point to four key priorities:
•Involving economic departments in cannabis decision-making alongside Health Canada
•Taking stronger action against the illicit market
•Reducing excise taxes for legal producers
•Supporting growth in new product categories such as beverages, edibles, and wellness items, signaling comfort with innovation in emerging, non-inhalable formats

The overall findings demonstrate that Canadians have moved beyond the debate over legalization and now view the legal industry as a legitimate part of the country’s economic and innovation landscape. One in three Canadians (35%) also reported having used cannabis in the past six months, further demonstrating that cannabis has become more mainstream and socially normalized.
“Canadians are connecting the dots between economic resilience and smart domestic policy,” said David Coletto, CEO of  Abacus Data, “At a time of growing global uncertainty and rising protectionism, Canadians are taking a pragmatic view that growing the legal cannabis sector is one of the ways to strengthen Canada’s economy, create high-value jobs, and build greater industrial independence at home”.
This poll builds on Organigram’s Economic Impact Report with the Canadian Chamber of Commerce’s Business Data Lab, which found that, in 2024, the legal cannabis sector contributed $16 billion to direct GDP, $29 billion in economic output, and over 227,000 jobs1 - more than forestry, breweries, or aquaculture 2,3.
Methodology

This survey was conducted online by Abacus Data with 2,000 Canadian adults aged 18 and over from June 25 to July 2, 2025. Respondents were randomly invited from partner panels based on the Lucid exchange platform, with data weighted according to the latest census figures for age, gender, and region to ensure a representative national sample. A probability sample of this size would have a margin of error of ±2.19 percentage points, 19 times out of 20. Totals may not sum to 100 due to rounding.
About Organigram
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada. Through its acquisition of Collective Project Limited, Organigram Global participates in the U.S. and Canadian cannabinoid beverage markets.
Organigram is focused on producing high-quality cannabis for adult consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Collective Project, Trailblazer, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing
1 Source: High Impact, Green Growth: The Economic Footprint of Canada’s Cannabis Industry. Prepared by the Business Data Lab (BDL) at the Canadian Chamber of Commerce, July 2025. Retrieved at www.organigram.ca/eir.
2 Statistics Canada. Table 36-10-0434-06: Gross domestic product (GDP) at basic prices, by industry, monthly, growth rates (x 1,000,000). Retrieved from https://www150.statcan.gc.ca/t1/tbl1/en/tv.action?pid=3610043406
3 Canadian Aquaculture Industry Alliance. Industry by the Numbers. Retrieved from https://aquaculture.ca/industry-by-the-numbers of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release.
Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include regulatory changes, consumer demand and preferences and factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov).
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release is made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
Media Contact:
Mark McKay – Director of Communications
mark.mckay@organigram.ca
Max Schwartz – Director of Investor Relations
max.schwartz@organigram.ca